UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces appointment of Board Member
—

Rio de Janeiro, March 28, 2025 – Petróleo Brasileiro S.A. – Petrobras, in continuity with the announcement made on 02/20/2025, informs that on today's date its Board of Directors appointed Mr. Aloisio Macário Ferreira de Souza as a Board Member of the company, replacing Mr. Marcelo Gasparino da Silva, who had submitted his resignation to the Board.

Pursuant to Article 150 of Law No. 6,404/1976 (“Brazilian Corporate Law”) and Article 25 of Petrobras' Bylaws, the Director will serve until the Company's next General Meeting, which has already been called for April 16, 2025, when a new election will be held for the eight members of the Board elected by the multiple voting process at the 2024 Annual General Meeting. Mr. Aloisio Macário Ferreira de Souza is listed as a nominee by the minority shareholders for the multiple vote election process, if occurs, at the aforementioned General Meeting on April 16, 2025.

Mr. Aloisio Macário Ferreira de Souza holds a Bachelor's degree in Accounting. He has an MBA in Commercial and Investment Bank Management from the CITIBANK Corporate University – USA, an MBA in Advanced Business Valuation Modeling – LLM in International Business, and an MBA in Complementary Pension Plans – Coppead/UFRJ. He holds certifications from IBGC – Brazilian Institute of Corporate Governance for acting in Fiscal and Administrative Boards. He has served as Vice President of Human Resources and Information Technology at USIMINAS, coordinator in the Asset Analysis and Valuation Division of BB-DTVM; Advisor in the International Area of BANCO DO BRASIL; Board Member of USIMINAS and CPFL Energia; Supervisory Board Member of BANCO DO BRASIL, ETERNIT, ELETROBRAS and CELESC; Member of the Statutory Audit Committee of CELESC and VIVEST; and Alternate Member of the Fiscal Council of PETROBRAS. He is currently a member of the Board of Directors of CEMIG and GASMIG, and a member of the Fiscal Council of NORTE ENERGIA S.A..

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer